SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ___________)*

Calithera Biosciences, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

13089P101

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 17

CUSIP #13089P101	Page 2 of 21

1	NAME OF REPORTING PERSONS Morgenthaler Venture Partners IX, L.P. (“Morgenthaler IX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,161,915 shares, except that Morgenthaler Management Partners IX, LLC (“Morgenthaler IX GP”), the general partner of Morgenthaler IX, may be deemed to have sole power to vote these shares, and Robert C. Bellas, Jr. (“Bellas”), Ralph E. Christoffersen (“Christoffersen”), Jason Lettmann (“Lettmann”), Gary R. Little (“Little”), Rebecca Lynn (“Lynn”), Gary J. Morgenthaler (“Morgenthaler”), Robert D. Pavey (“Pavey”), Henry Plain (“Plain”) and Scott D. Walters (“Walters”), the managing members of Morgenthaler IX GP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

2,161,915 shares, except that Morgenthaler IX GP, the general partner of Morgenthaler IX, may be deemed to have sole power to dispose of these shares, and Bellas, Christoffersen, Lettmann, Little, Lynn, Morgenthaler, Pavey, Plain and Walters, the managing members of Morgenthaler IX GP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,161,915
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.1%
12	TYPE OF REPORTING PERSON PN

CUSIP #13089P101	Page 3 of 21

1	NAME OF REPORTING PERSONS Morgenthaler Management Partners IX, LLC (“Morgenthaler IX GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,161,915 shares, all of which are directly owned by Morgenthaler Venture Partners IX, L.P. (“Morgenthaler IX”). Morgenthaler IX GP, the general partner of Morgenthaler IX, may be deemed to have sole power to vote these shares, and Robert C. Bellas, Jr. (“Bellas”), Ralph E. Christoffersen (“Christoffersen”), Jason Lettmann (“Lettmann”), Gary R. Little (“Little”), Rebecca Lynn (“Lynn”), Gary J. Morgenthaler (“Morgenthaler”), Robert D. Pavey (“Pavey”), Henry Plain (“Plain”) and Scott D. Walters (“Walters”), the managing members of Morgenthaler IX GP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

2,161,915 shares, all of which are directly owned by Morgenthaler IX. Morgenthaler IX GP, the general partner of Morgenthaler IX, may be deemed to have sole power to dispose of these shares, and Bellas, Christoffersen, Lettmann, Little, Lynn, Morgenthaler, Pavey, Plain and Walters, the managing members of Morgenthaler IX GP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,161,915
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.1%
12	TYPE OF REPORTING PERSON OO

CUSIP #13089P101	Page 4 of 21

1	NAME OF REPORTING PERSONS Robert C. Bellas, Jr. (“Bellas”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6

SHARED VOTING POWER

2,161,915 shares, all of which are directly owned by Morgenthaler Venture Partners IX, L.P. (“Morgenthaler IX”). Morgenthaler Management Partners IX, LLC (“Morgenthaler IX GP”) is the general partner of Morgenthaler IX, and Bellas, a managing member of Morgenthaler IX GP, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER - 0 -
	8

SHARED DISPOSITIVE POWER

2,161,915 shares, all of which are directly owned by Morgenthaler IX. Morgenthaler IX GP is the general partner of Morgenthaler IX, and Bellas, a managing member of Morgenthaler IX GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,161,915
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.1%
12	TYPE OF REPORTING PERSON IN

CUSIP #13089P101	Page 5 of 21

1	NAME OF REPORTING PERSONS Ralph E. Christoffersen (“Christoffersen”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6

SHARED VOTING POWER

2,161,915 shares, all of which are directly owned by Morgenthaler Venture Partners IX, L.P. (“Morgenthaler IX”). Morgenthaler Management Partners IX, LLC (“Morgenthaler IX GP”) is the general partner of Morgenthaler IX, and Christoffersen, a managing member of Morgenthaler IX GP and a director of the Issuer, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER - 0 -
	8

SHARED DISPOSITIVE POWER

2,161,915 shares, all of which are directly owned by Morgenthaler IX. Morgenthaler IX GP is the general partner of Morgenthaler IX, and Christoffersen, a managing member of Morgenthaler IX GP and a director of the Issuer, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,161,915
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.1%
12	TYPE OF REPORTING PERSON IN

CUSIP #13089P101	Page 6 of 21

1	NAME OF REPORTING PERSONS Jason Lettmann (“Lettmann”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6

SHARED VOTING POWER

2,161,915 shares, all of which are directly owned by Morgenthaler Venture Partners IX, L.P. (“Morgenthaler IX”). Morgenthaler Management Partners IX, LLC (“Morgenthaler IX GP”) is the general partner of Morgenthaler IX, and Lettmann, a managing member of Morgenthaler IX GP, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER - 0 -
	8

SHARED DISPOSITIVE POWER

2,161,915 shares, all of which are directly owned by Morgenthaler IX. Morgenthaler IX GP is the general partner of Morgenthaler IX, and Lettmann, a managing member of Morgenthaler IX GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,161,915
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.1%
12	TYPE OF REPORTING PERSON IN

CUSIP #13089P101	Page 7 of 21

1	NAME OF REPORTING PERSONS Gary R. Little (“Little”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6

SHARED VOTING POWER

2,161,915 shares, all of which are directly owned by Morgenthaler Venture Partners IX, L.P. (“Morgenthaler IX”). Morgenthaler Management Partners IX, LLC (“Morgenthaler IX GP”) is the general partner of Morgenthaler IX, and Little, a managing member of Morgenthaler IX GP, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER - 0 -
	8

SHARED DISPOSITIVE POWER

2,161,915 shares, all of which are directly owned by Morgenthaler IX. Morgenthaler IX GP is the general partner of Morgenthaler IX, and Little, a managing member of Morgenthaler IX GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,161,915
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.1%
12	TYPE OF REPORTING PERSON IN

CUSIP #13089P101	Page 8 of 21

1	NAME OF REPORTING PERSONS Rebecca Lynn (“Lynn”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6

SHARED VOTING POWER

2,161,915 shares, all of which are directly owned by Morgenthaler Venture Partners IX, L.P. (“Morgenthaler IX”). Morgenthaler Management Partners IX, LLC (“Morgenthaler IX GP”) is the general partner of Morgenthaler IX, and Lynn, a managing member of Morgenthaler IX GP, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER - 0 -
	8

SHARED DISPOSITIVE POWER

2,161,915 shares, all of which are directly owned by Morgenthaler IX. Morgenthaler IX GP is the general partner of Morgenthaler IX, and Lynn, a managing member of Morgenthaler IX GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,161,915
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.1%
12	TYPE OF REPORTING PERSON IN

CUSIP #13089P101	Page 9 of 21

1	NAME OF REPORTING PERSONS Gary J. Morgenthaler (“Morgenthaler”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6

SHARED VOTING POWER

2,161,915 shares, all of which are directly owned by Morgenthaler Venture Partners IX, L.P. (“Morgenthaler IX”). Morgenthaler Management Partners IX, LLC (“Morgenthaler IX GP”) is the general partner of Morgenthaler IX, and Morgenthaler, a managing member of Morgenthaler IX GP, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER - 0 -
	8

SHARED DISPOSITIVE POWER

2,161,915 shares, all of which are directly owned by Morgenthaler IX. Morgenthaler IX GP is the general partner of Morgenthaler IX, and Morgenthaler, a managing member of Morgenthaler IX GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,161,915
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.1%
12	TYPE OF REPORTING PERSON IN

CUSIP #13089P101	Page 10 of 21

1	NAME OF REPORTING PERSONS Robert D. Pavey (“Pavey”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6

SHARED VOTING POWER

2,161,915 shares, all of which are directly owned by Morgenthaler Venture Partners IX, L.P. (“Morgenthaler IX”). Morgenthaler Management Partners IX, LLC (“Morgenthaler IX GP”) is the general partner of Morgenthaler IX, and Pavey, a managing member of Morgenthaler IX GP, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER - 0 -
	8

SHARED DISPOSITIVE POWER

2,161,915 shares, all of which are directly owned by Morgenthaler IX. Morgenthaler IX GP is the general partner of Morgenthaler IX, and Pavey, a managing member of Morgenthaler IX GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,161,915
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.1%
12	TYPE OF REPORTING PERSON IN

CUSIP #13089P101	Page 11 of 21

1	NAME OF REPORTING PERSONS Henry Plain (“Plain”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6

SHARED VOTING POWER

2,161,915 shares, all of which are directly owned by Morgenthaler Venture Partners IX, L.P. (“Morgenthaler IX”). Morgenthaler Management Partners IX, LLC (“Morgenthaler IX GP”) is the general partner of Morgenthaler IX, and Plain, a managing member of Morgenthaler IX GP, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER - 0 -
	8

SHARED DISPOSITIVE POWER

2,161,915 shares, all of which are directly owned by Morgenthaler IX. Morgenthaler IX GP is the general partner of Morgenthaler IX, and Plain, a managing member of Morgenthaler IX GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,161,915
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.1%
12	TYPE OF REPORTING PERSON IN

CUSIP #13089P101	Page 12 of 21

1	NAME OF REPORTING PERSONS Scott D. Walters (“Walters”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6

SHARED VOTING POWER

2,161,915 shares, all of which are directly owned by Morgenthaler Venture Partners IX, L.P. (“Morgenthaler IX”). Morgenthaler Management Partners IX, LLC (“Morgenthaler IX GP”) is the general partner of Morgenthaler IX, and Walters, a managing member of Morgenthaler IX GP, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER - 0 -
	8

SHARED DISPOSITIVE POWER

2,161,915 shares, all of which are directly owned by Morgenthaler IX. Morgenthaler IX GP is the general partner of Morgenthaler IX, and Walters, a managing member of Morgenthaler IX GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,161,915
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.1%
12	TYPE OF REPORTING PERSON IN

CUSIP #13089P101	Page 13 of 21

ITEM 1(A).	NAME OF ISSUER

Calithera Biosciences, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

343 Oyster Point Blvd., Suite 200
South San Francisco, CA 94080

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule is filed by Morgenthaler Venture Partners IX, L.P., a Delaware limited partnership, Morgenthaler Management Partners IX, LLC a Delaware limited liability company, Robert C. Bellas, Jr., Ralph E. Christoffersen, Jason Lettmann, Gary R. Little, Rebecca Lynn, Gary J. Morgenthaler, Robert D. Pavey, Henry Plain and Scott D. Walters. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o Morgenthaler Ventures
2710 Sand Hill Road, Suite 100
Menlo Park, California 94025

ITEM 2(C).	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock, $0.0001 par value

ITEM 2(D)	CUSIP NUMBER

13089P101

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

CUSIP #13089P101	Page 14 of 21

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of Morgenthaler Venture Partners IX, L.P. and the limited liability company agreement of Morgenthaler Management Partners IX, LLC, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer owned by each such entity of which they are a partner or member.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

CUSIP #13089P101	Page 15 of 21

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

MORGENTHALER VENTURE PARTNERS, IX, L.P.

By:	MORGENTHALER MANAGEMENT PARTNERS IX, LLC
Its:	General Partner

By:	/s/ Scott D. Walters
Name:	Scott D. Walters
Title:	Attorney-in-Fact

MORGENTHALER MANAGEMENT PARTNERS IX, LLC

By:	/s/ Scott D. Walters
Name:	Scott D. Walters
Title:	Attorney-in-Fact

ROBERT C. BELLAS, JR.

By:	/s/ Scott D. Walters
Name:	Scott D. Walters
Title:	Attorney-in-Fact

RALPH E. CHRISTOFFERSEN

By:	/s/ Scott D. Walters
Name:	Scott D. Walters
Title:	Attorney-in-Fact

JASON LETTMANN

By:	/s/ Scott D. Walters
Name:	Scott D. Walters
Title:	Attorney-in-Fact

GARY R. LITTLE

By:	/s/ Scott D. Walters
Name:	Scott D. Walters
Title:	Attorney-in-Fact

CUSIP #13089P101	Page 16 of 21

REBECCA LYNN

By:	/s/ Scott D. Walters
Name:	Scott D. Walters
Title:	Attorney-in-Fact

GARY J. MORGENTHALER

By:	/s/ Scott D. Walters
Name:	Scott D. Walters
Title:	Attorney-in-Fact

ROBERT D. PAVEY

By:	/s/ Scott D. Walters
Name:	Scott D. Walters
Title:	Attorney-in-Fact

HENRY PLAIN

By:	/s/ Scott D. Walters
Name:	Scott D. Walters
Title:	Attorney-in-Fact

SCOTT D. WALTERS

By:	/s/ Scott D. Walters
Name:	Scott D. Walters
Title:	Attorney-in-Fact

CUSIP #13089P101	Page 17 of 21

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	18

Exhibit B: Power of Attorney	20

CUSIP #13089P101	Page 18 of 21

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 13, 2015

MORGENTHALER VENTURE PARTNERS, IX, L.P.

By:	MORGENTHALER MANAGEMENT PARTNERS IX, LLC
Its:	General Partner

By:	/s/ Scott D. Walters
Name:	Scott D. Walters
Title:	Attorney-in-Fact

MORGENTHALER MANAGEMENT PARTNERS IX, LLC

By:	/s/ Scott D. Walters
Name:	Scott D. Walters
Title:	Attorney-in-Fact

ROBERT C. BELLAS, JR.

By:	/s/ Scott D. Walters
Name:	Scott D. Walters
Title:	Attorney-in-Fact

RALPH E. CHRISTOFFERSEN

By:	/s/ Scott D. Walters
Name:	Scott D. Walters
Title:	Attorney-in-Fact

JASON LETTMANN

By:	/s/ Scott D. Walters
Name:	Scott D. Walters
Title:	Attorney-in-Fact

GARY R. LITTLE

By:	/s/ Scott D. Walters
Name:	Scott D. Walters
Title:	Attorney-in-Fact

CUSIP #13089P101	Page 19 of 21

REBECCA LYNN

By:	/s/ Scott D. Walters
Name:	Scott D. Walters
Title:	Attorney-in-Fact

GARY J. MORGENTHALER

By:	/s/ Scott D. Walters
Name:	Scott D. Walters
Title:	Attorney-in-Fact

ROBERT D. PAVEY

By:	/s/ Scott D. Walters
Name:	Scott D. Walters
Title:	Attorney-in-Fact

HENRY PLAIN

By:	/s/ Scott D. Walters
Name:	Scott D. Walters
Title:	Attorney-in-Fact

SCOTT D. WALTERS

By:	/s/ Scott D. Walters
Name:	Scott D. Walters
Title:	Attorney-in-Fact

CUSIP #13089P101	Page 20 of 21

exhibit B

Power of Attorney

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates Morgenthaler Management Partners IX, LLC or such other person or entity as is designated in writing by Scott D. Walters (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13-F, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Scott D. Walters (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

Date: February 13, 2015

Morgenthaler Venture Partners IX, L.P.	/s/ Scott D. Walters
By Morgenthaler Management Partners IX, LLC	Scott D. Walters, Managing Member
Its General Partner

Morgenthaler Management Partners IX, LLC	/s/ Scott D. Walters
Scott D. Walters, Managing Member

Robert C. Bellas, Jr.	/s/ Robert C. Bellas, Jr.
Robert C. Bellas, Jr.

Ralph E. Christoffersen	/s/ Ralph E. Christoffersen
Ralph E. Christoffersen

Jason Lettmann	/s/ Jason Lettmann
Jason Lettmann

Gary R. Little	/s/ Gary R. Little
Gary R. Little

CUSIP #13089P101	Page 21 of 21

Rebecca Lynn	/s/ Rebecca Lynn
Rebecca Lynn

Gary J. Morgenthaler	/s/ Gary J. Morgenthaler
Gary J. Morgenthaler

Robert D. Pavey	/s/ Robert D. Pavey
Robert D. Pavey

Henry Plain	/s/ Henry Plain
Henry Plain

Scott D. Walters	/s/ Scott D. Walters
Scott D. Walters